Consolidated Financial Statements and Report of
Independent Auditors
Ramco 450 Venture LLC and Subsidiaries
December 31, 2014, 2013 and 2012

TABLE OF CONTENTS

Report of Independent Auditors    2

Consolidated Financial Statements:

Consolidated Balance Sheets     3

Consolidated Statements of Operations    4

Consolidated Statements of Members’ Equity    5

Consolidated Statements of Cash Flows    6

Notes to Consolidated Financial Statements     7-13

Report of Independent Auditors

The Members
Ramco 450 Venture LLC

We have audited the accompanying consolidated financial statements of Ramco 450 Venture LLC and subsidiaries, which comprise the consolidated balance sheets as of December 31, 2014 and 2013 and the related consolidated statements of operations, members’ equity and cash flows for each of the three years in the period ended December 31, 2014, and the related notes to the consolidated financial statements.
Management’s Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in conformity with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free of material misstatement, whether due to fraud or error.
Auditor’s Responsibility
Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.
An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.
We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.
Opinion
In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Ramco 450 Venture LLC and subsidiaries at December 31, 2014 and 2013, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2014 in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP
Chicago, Illinois
March 20, 2015

RAMCO 450 VENTURE LLC AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

	December 31,
	2014	2013
ASSETS
Income producing properties, at cost:
Land	$43,806,132	$43,806,132
Building and improvements	274,020,063	276,792,657
Less accumulated depreciation and amortization	(52,949,981)	(45,889,165)
Income producing properties, net	264,876,214	274,709,624
Construction in progress	4,001,758	932,222
Net real estate	268,877,972	275,641,846
Cash and cash equivalents	3,357,489	6,392,863
Restricted cash	299,461	939,822
Accounts receivable, net	2,252,049	1,695,658
Other assets, net	8,313,000	8,739,738
TOTAL ASSETS	$283,099,971	$293,409,927

LIABILITIES AND MEMBERS' EQUITY
Mortgages payable	$140,212,839	$140,676,568
Accounts payable, accrued expenses and other liabilities	5,572,524	5,620,251
TOTAL LIABILITIES	145,785,363	146,296,819

Members' equity	137,314,608	147,113,108
TOTAL LIABILITIES AND MEMBERS' EQUITY	$283,099,971	$293,409,927

The accompanying notes are an integral part of these statements

RAMCO 450 VENTURE LLC AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS

	Year Ended December 31,
	2014	2013	2012
REVENUE
Minimum rent	$20,437,860	$19,909,148	$18,829,937
Percentage rent	66,986	193,756	200,329
Recovery income from tenants	7,540,459	7,293,472	7,236,316
Other property income	268,844	707,804	817,084
TOTAL REVENUE	28,314,149	28,104,180	27,083,666

EXPENSES
Real estate taxes	5,129,663	5,179,400	5,053,502
Recoverable operating expense	3,766,102	3,372,826	3,322,256
Other non-recoverable operating expense	1,741,428	1,991,475	1,590,487
Depreciation and amortization	19,072,011	9,424,905	8,721,056
General and administrative	302,338	276,433	181,382
TOTAL EXPENSES	30,011,542	20,245,039	18,868,683

(LOSS) INCOME BEFORE OTHER EXPENSES	(1,697,393)	7,859,141	8,214,983

Other expense	—	149,088	—
Interest expense	5,718,065	7,345,730	10,177,212
Amortization of deferred financing fees	278,042	221,320	266,730

NET (LOSS) INCOME	$(7,693,500)	$143,003	$(2,228,959)

The accompanying notes are an integral part of these statements

RAMCO 450 VENTURE LLC AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF MEMBERS' EQUITY

		The Florida
	Ramco	Retirement	Total
	HMW, LLC	Sys Trust Fund	Members'
	20%	80%	Equity

Members' Equity, December 31, 2011	$24,828,608	$99,314,425	$124,143,033

Member contributions	1,126,606	4,506,425	5,633,031

Share of net loss	(445,792)	(1,783,167)	(2,228,959)

Member distributions	(162,400)	(649,600)	(812,000)

Members' Equity, December 31, 2012	$25,347,022	$101,388,083	$126,735,105

Member contributions	5,182,000	20,728,000	25,910,000

Share of net income	28,601	114,402	143,003

Member distributions	(1,135,000)	(4,540,000)	(5,675,000)

Members' Equity, December 31, 2013	29,422,623	117,690,485	147,113,108

Share of net loss	(1,538,700)	(6,154,800)	(7,693,500)

Member distributions	(421,000)	(1,684,000)	(2,105,000)

Members' Equity, December 31, 2014	$27,462,923	$109,851,685	$137,314,608

The accompanying notes are an integral part of these statements

RAMCO 450 VENTURE LLC AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,
	2014	2013	2012
OPERATING ACTIVITIES
Net (loss) income	$(7,693,500)	$143,003	$(2,228,959)
Adjustments to reconcile net (loss) income to net cash provided by operating activities:
Depreciation and amortization	19,072,011	9,424,905	8,721,056
Amortization of deferred financing costs	278,042	221,320	266,730
Provision for losses on accounts receivable and straight line rent receivable	(130,892)	687,152	304,110
Amortization of fair market value of debt adjustment	111,082	140,123	158,102
Changes in assets and liabilities:
Accounts receivable	(430,374)	(24,071)	(510,131)
Other assets	132,037	(701,057)	(555,201)
Accounts payable, accrued expenses and other liabilities	(47,729)	(334,473)	277,646
Net cash provided by operating activities	11,290,677	9,556,902	6,433,353

INVESTING ACTIVITIES
Additions to real estate and other	(12,286,601)	(4,439,290)	(13,321,927)
Decrease in restricted cash	640,361	4,953,379	7,076,518
Net cash (used in) provided by investing activities	(11,646,240)	514,089	(6,245,409)

FINANCING ACTIVITIES
Proceeds from mortgages and notes payable	—	68,000,000	28,650,000
Repayments of mortgages payable	(574,811)	(97,880,073)	(28,951,848)
Payment of deferred financing costs	—	(1,188,850)	(274,327)
Member contributions	—	25,910,000	5,633,031
Member distributions	(2,105,000)	(5,675,000)	(812,000)
Net cash used in financing activities	(2,679,811)	(10,833,923)	4,244,856

Net (decrease) increase in cash and cash equivalents	(3,035,374)	(762,932)	4,432,800
Cash and cash equivalents at beginning of period	6,392,863	7,155,795	2,722,995
Cash and cash equivalents at end of period	$3,357,489	$6,392,863	$7,155,795

SUPPLEMENTAL DISCLOSURE OF NON-CASH ACTIVITY
Write-off of fully depreciated real estate for re-development	$11,285,399	$—	$—
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMTION
Cash paid for interest during the period	$5,609,035	$7,430,185	$10,162,599

The accompanying notes are an integral part of these statements

RAMCO 450 VENTURE LLC AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Organizations and Summary of Significant Accounting Policies

Ramco 450 Venture LLC (the “Company”) was formed under an Agreement dated December 28, 2006 (date of inception), between Ramco-Gershenson Properties, L.P. (“RGPLP”), an affiliate of Ramco HMW, LLC, and The Florida Retirement System Trust Fund (“FTF”) to acquire up to $450 million of neighborhood, community, or power shopping centers with significant value-added or redevelopment opportunities in metropolitan trade areas.

In accordance with the Agreement, contributions, distributions, profits and losses are generally allocated based on ownership interest.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and the accounts of limited liability companies, each of which it controls. All significant intercompany transactions and balances are eliminated in consolidation.

Reclassifications

Certain reclassifications of prior period amounts reported as changes in assets and liabilities in operating activities in the statement of the cash flows have been made in order to conform to the current presentation. The reclassifications have no impact on previously reported net loss, the consolidated balance sheet or cash flow.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management of the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The Company bases its estimates on historical experience and on various other assumptions that it believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities and reported amounts that are not readily available from other sources. Actual results could differ from these estimates.

Risks and Uncertainties

The Company is subject to risks common to companies in the retail real estate industry, including, but not limited to, cyclical operations, availability of land and its cost, availability of financing, supply and demand for retail space, and overall local and regional economic conditions. The Company believes it has properly identified the risks and has implemented strategies to reduce the financial impact of changes in the business cycle.

Revenue Recognition

Shopping center space is generally leased to retail tenants under leases that are classified as operating leases. The Company recognizes minimum rents using the straight-line method over the terms of the leases commencing when the tenant takes possession of the space and when construction of landlord funded improvements is substantially complete. Certain of the leases also provide for contingent percentage rental income which is recorded on an accrual basis once the specified target that triggers this type of income is achieved. The leases also provide for reimbursement from tenants of common area maintenance (“CAM”), insurance, real estate taxes and other operating expenses ("Recovery Income"). The majority of our Recovery Income is estimated and recognized as revenue in the period the recoverable costs are incurred or accrued.

Real Estate

Real estate assets are stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method. The estimated useful lives for computing depreciation are generally 10 – 40 years for buildings and improvements and 5 – 30 years for parking lot surfacing and equipment. We capitalize all capital improvement expenditures associated with replacements and improvements to real property that extend its useful life and depreciate them over their estimated useful lives ranging from 15 – 25 years. In addition, we capitalize qualifying tenant leasehold improvements and depreciate them over the shorter of the useful life of the improvements or the term of the related tenant lease. If the tenant vacates before the expiration of its lease, we charge unamortized leasing costs and undepreciated tenant leasehold improvements of no future value to expense. We charge maintenance and repair costs that do not extend an asset’s life to expense as incurred.

The Company reviews its investment in real estate, including any related intangible assets, for impairment on a property-by-property basis whenever events or changes in circumstances indicate that the remaining estimated useful lives of those assets may warrant revision or that the carrying value of the property may not be recoverable. These changes in circumstances include, but are not limited to, changes in occupancy, rental rates, tenant sales, net operating income, geographic location, real estate values, and management’s intentions related to the operating properties.

In determining the estimated useful lives of intangible assets with finite lives, the Company considers the nature, life cycle position, historical and expected future operating cash flows of each asset, as well as its commitment to support these assets through continued investment.

Determining whether an investment in real estate is impaired and the amount of any such impairment requires considerable management judgment. In the event that management changes its intended holding period for an investment in real estate, impairment may result even without any other event or change in circumstances related to that investment. Under certain circumstances, management may use probability-weighted scenarios related to an investment in real estate, and the use of such analysis may also result in impairment. Impairment provisions resulting from any event or change in circumstances, including changes in management’s intentions or management’s analysis of varying scenarios, could be material to the consolidated financial statements.

The Company recognizes an impairment of an investment in real estate when the estimated undiscounted cash flow is less than the net carrying value of the property. If it is determined that an investment in real estate is impaired, then the Company’s carrying value is reduced to the estimated fair value as determined by cash flow models and discount rates or comparable sales in accordance with its fair value measurement policy.

No impairment loss was recognized for the years ended December 31, 2014, 2013 and 2012.

Accounting for Acquisitions of Real Estate and Other Assets

Acquisitions of properties are accounted for utilizing the acquisition method and, accordingly, the results of operations of an acquired property are included in our results of operations from the date of acquisition. The Company allocates the costs of the acquisitions to assets acquired and liabilities assumed based on estimated fair values, replacement costs and appraised values. The purchase price of the acquired property is allocated to land, building, improvements and other identifiable intangibles such as in-place leases, above-below market leases, out-of-market assumed mortgages, tenant relationships and gain on purchase, if any. The value allocated to above-below market leases is amortized over the related lease term and included in rental income in the consolidated statements of operations. Should a tenant terminate its lease prior to its stated expiration, all unamortized amounts relating to that lease would be written off. The intangible assets and liabilities associated with property acquisitions are included in other assets and other liabilities in the consolidated balance sheets.
Other Assets

Other assets consist primarily of financing and leasing costs that are amortized using the straight-line method over the terms of the respective agreements. Should a tenant terminate its lease, the unamortized portion of the leasing cost is expensed. Unamortized financing costs are expensed when the related agreements are terminated before their scheduled maturity dates.

Other assets also include unbilled straight-line rent receivables of $2,835,651and $2,609,518 net of an allowance of $766,153 and $771,028 at December 31, 2014 and 2013, respectively.

Accounts Receivable

The Company provides for bad debt expense based upon the specific reserve method. The Company monitors the collectability of its accounts receivable for billed and unbilled charges and analyzes historical bad debt write-offs, customer credit worthiness, current economic trends and changes in tenant payments when evaluating the adequacy of the allowance for doubtful accounts. When tenants are in bankruptcy, the Company makes estimates of the expected recovery of pre-petition and post-petition claims. The ultimate resolution of these claims can be delayed for one year or longer.

At December 31, 2014 and 2013 the Company’s accounts receivable were $2,252,049 and $1,695,658, respectively, net of allowances for doubtful accounts of $96,105 and $222,122, respectively. The Company incurred bad debt expense of $6,966 and $125,645 respectively, for the years ended December 31, 2014 and 2013.
Income Taxes

Income taxes on earnings or the tax benefits of losses are payable or realizable by the members, and accordingly, no provision for income taxes is reflected in the accompanying financial statements. As of December 31, 2014, 2013 and 2012, the Company had no amounts related to recognized income tax benefits and no amounts related to accrued interest and penalties.
Cash
The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents. Cash balances may be in excess of the amounts insured by the Federal Deposit Insurance Corporation.

Recent Accounting Pronouncements
In May 2014, the FASB issued ASU No. 2014-09, "Revenue from Contracts with Customers (Topic 606)." ASU No. 2014-09 revises GAAP by offering a single comprehensive revenue recognition standard instead of numerous revenue requirements for particular industries or transactions, which sometimes resulted in different accounting for economically similar transactions. ASU No. 2014-09 is effective for annual reporting periods beginning after December 31, 2016 and early adoption is not permitted. An entity has the option to apply the provisions of ASU No. 2014-09 either retrospectively to each prior reporting period presented or retrospectively with the cumulative effect of initially applying this standard recognized at the date of initial application. We are currently evaluating the impact the adoption of ASU No. 2014-09 will have on our financial statements and related disclosures.

2.	Other Assets, Net

Other assets consist of the following:

	December 31,
	2014	2013

Deferred leasing costs, net	$3,568,681	$3,529,830
Straight-line rent receivable, net	2,835,651	2,609,518
Deferred financing costs, net	1,194,446	1,460,704
Prepaid expenses and other deferred expenses, net	362,656	555,529
Lease intangible assets, net	321,430	526,787
Other, net	30,136	57,370
Other assets, net	$8,313,000	$8,739,738

The remaining weighted-average amortization period as of December 31, 2014 is 2.9 years for intangible assets attributable to lease origination costs and for above market leases. These assets are being amortized over the lives of the applicable leases to amortization expense and as a reduction to minimum rent revenue, respectively over the initial terms of the respective leases. Amortization of the intangible lease asset resulted in a reduction of revenue of $57,422, $60,432 and $66,452, respectively, for each of the years ended December 31, 2014, 2013 and 2012.

The following table represents estimated aggregate amortization expense related to other assets, excluding prepaid expenses and other deferred expenses, straight-line rent and deferred leasing costs for assets not yet placed into service as of December 31, 2014:

Year Ending December 31,
2015	$989,972
2016	811,897
2017	594,466
2018	491,186
2019	420,412
Thereafter	1,520,427
Total	$4,828,360

3.    Mortgages Payable

Mortgages payable consist of the following at December 31:

			Interest	Maturity
	2014	2013	Rate	Date
Rolling Meadows	$11,911,250	$11,911,250	5.3%	December, 2015
Chester Springs	22,000,000	22,000,000	(1)	November, 2016
Crofton Centre	16,381,293	16,605,954	5.8%	January, 2017
Market Plaza	15,365,602	15,715,752	2.9%	January, 2018
Shops on Lane Ave	28,650,000	28,650,000	3.8%	January, 2023
Plaza at Delray	46,000,000	46,000,000	4.4%	September, 2023
	140,308,145	140,882,956
Unamortized discount	(95,306)	(206,388)
	$140,212,839	$140,676,568

(1) Interest only payments until maturity with a variable rate of LIBOR + 1.75%. LIBOR at December 31, 2014 was 0.170%.
The mortgage notes are secured by mortgages on properties that have an approximate net book value of $217,303,757 and $222,455,471 as of December 31, 2014 and 2013, respectively, and are generally non-recourse, subject to certain exceptions for which the Company would be liable for any resulting losses incurred by the lender. These exceptions vary from loan to loan but generally include fraud or a material misrepresentation, misstatement or omission by the Company, intentional or grossly negligent conduct by the Company that harms the property or result in a loss to the lender, filing of a bankruptcy petition by the Company, either directly or indirectly, and certain environmental liabilities. In addition, upon the occurrence of certain events, such as fraud or filing of a bankruptcy petition by the Company, the Company would be liable for the entire outstanding balance of the loan, all interest accrued thereon and certain other costs, penalties and expenses.
Included in mortgages payable are adjustments made, upon acquisition of the related shopping centers, to decrease assumed debt to fair market value.
The following table presents scheduled principal payments on mortgages payable for years ending subsequent to December 31, 2014:

Year Ending December 31,
2015	$12,694,567
2016	23,380,307
2017	17,068,043
2018	15,082,734
2019	867,158
Thereafter	71,215,336
Total mortgages payable	$140,308,145

The Company has one mortgage maturity in 2015 and it is the Company’s intent to repay the mortgage using cash, member contributions, or other sources of financing.

4. Liabilities

Accounts payable, accrued expenses and other liabilities consist of the following:

	December 31,
	2014	2013

Accounts payable and accrued expenses	$4,408,858	$4,261,519
Tenant security deposits	712,854	717,269
Lease intangible liabilities, net	450,812	585,950
Deferred liabilities	—	55,513
Other liabilities, net	$5,572,524	$5,620,251

Lease intangible liabilities relate to below-market leases and are net of accumulated amortization. The lease-related intangible liabilities are being accreted over the terms of the acquired leases, which resulted in additional revenue of $135,138 for each of the years ended December 31, 2014 and 2013 and $151,644 for the year ended December 31, 2012.

5. Leases

The Company’s tenant leases are classified as operating leases.

For the years ended December 31, 2014 and 2012, minimum rent was adjusted for rents recognized on a straight-line basis by an increase of $226,133 and $777,938, respectively, and a reduction of $139,141 for the year ended December 31, 2013.
Net adjustments for above and below-market leases for acquired properties increased minimum rent by $77,716, $74,706 and $85,192 for the years ended December 31, 2014, 2013 and 2012, respectively.
Minimum future rentals on non-cancelable operating leases for years ending subsequent to December 31, 2014 are as follows:

Year Ending December 31,

2015	$20,547,070
2016	18,423,443
2017	15,580,572
2018	13,249,654
2019	10,837,031
Thereafter	48,162,738
Total	$126,800,508

6.    Related-Party Transactions

An affiliate of one of the members of the Company, Ramco Gershenson, Inc. (“RGI”) serves as the management company for the Company under a management agreement. RGI earns fees from the Company for acquisition/disposition, development, management, leasing, and financing services. Management fees are recorded in other non-recoverable operating expense on the consolidated statements of operations. In addition, RGI has the opportunity to receive performance-based earnings through its membership interest. There were no performance-based fees earned during the years ended December 31, 2014, 2013 and 2012.

RGI earned the following amounts from the Company during the years ended December 31:

	Year Ended December 31,
	2014	2013	2012

Management fees	$1,311,755	$1,357,901	$1,222,175
Leasing commissions	290,355	307,984	513,059
Development and construction fees	256,983	19,437	268,730
Total	$1,859,093	$1,685,322	$2,003,964

The Company also reimburses RGI for the salaries and benefits of employees who work at the respective properties. The Company reimbursed RGI $238,259, $224,225 and $248,858 for salaries and benefits during the years ended December 31, 2014, 2013 and 2012, respectively. These amounts are recoverable operating expenses that are typically billed back to tenants.

As of December 31, 2014, 2013 and 2012 the Company had a payable to RGI of $228,907, $538,421 and $401,973, respectively.

7.    Fair Value Measurements

We estimated the fair value of our mortgages payable using Level 2 measurements as defined by ASC 820 based on our incremental borrowing rates for similar types of borrowing arrangements with the same remaining maturity and on the discounted estimated future cash payments to be made for other debt. The discount rates used approximate current lending rates for loans or groups of loans with similar maturities and credit quality, assumes the debt is outstanding through maturity and considers the debt's collateral (if applicable). The fair value of our mortgages payable was $143,173,223 and $135,264,000 at December 31, 2014 and 2013, respectively.

The carrying values of cash, restricted cash, accounts receivable, accounts payable and accrued expenses are reasonable estimates of their fair values because of the short maturity of these financial instruments. Upon acquisition, we estimated the fair value of mortgages payable using a discounted cash flow analysis, based on our incremental borrowing rate for similar types of borrowing arrangements with the same remaining maturity.

8.    Commitments and Contingencies

Construction Costs

In connection with the development and expansion of various shopping centers, for the year ending December 31, 2014, the Company entered into agreements for construction costs of which its remaining commitment is $2,278,813.

Litigation

The Company is currently involved in certain litigation arising in the ordinary course of business. The Company believes that this litigation will not have a material adverse effect on its consolidated financial statements.

9.    Subsequent Events

The Company has evaluated subsequent events through March 20, 2015 which is the date that the consolidated financial statements were issued. No events have taken place that require disclosure.